EXHIBIT 12

S T E R L I N G BA N C O R P A N D S U B S I D I A R I E S
S T A T E M E N T R E C O M P U T A T I O N O F R A T I O S

	Years Ended December 31

	2006	2005	2004

Earnings to fixed charges[1]
Including interest on deposits	1.61x	2.32x	2.75x
Excluding interest on deposits	4.83x	6.72x	6.50x

[1]
For purposes of computing the ratios of earnings to fixed charges, earnings represent income from continuing operations plus applicable income taxes and fixed charges. Fixed charges, excluding interest on deposits, include interest expense (other than on deposits) and the proportion deemed representative of the interest factor of rent expense, net of income from subleases. Fixed charges, including interest on deposits, include all interest expense and the proportion deemed representative of the interest factor of rent expense, net of income from subleases. Pre-tax earnings required for preferred stock dividends were computed using tax rates for the applicable year.

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